Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

May 29, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Direxion Funds (File Nos.: 333-28697 and 811-08243)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on May 19, 2015, regarding Post-Effective Amendment No. 159 to the Registration Statement on Form N-1A for the Direxion Hilton Tactical Income Fund (the “Fund”), a series of the Direxion Funds (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on April 2, 2015.  Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.                                      Please confirm whether a SCUPDAT to change the name of the Investor Class Shares to Class A Shares will be filed prior to the effective date of the Fund’s registration statement.

The Trust confirms that a SCUPDAT will be filed prior to effectiveness of the Registration Statement.

2.                                      Please consider revising the “Energy Sector Risk” disclosure to clarify that should the Fund invest in MLPs, it will primarily invest in energy MLPs.

The Trust responds by revising the disclosure throughout the documents accordingly.

Other Fund Materials

1.                                      The Staff notes that the fact sheet on the Fund’s website indicates that the Fund’s general target allocation is 40% in equity investments and 60% in fixed income investments.  The Semi-Annual Report for the Fund shows that the Fund is currently invested 42% in fixed income, 47% in equities and 11% in cash.  Please make the necessary revisions to reconcile the Fund’s fact sheet and its prospectus.

The Trust confirms supplementally that it will remove the general target allocation language from the Fund’s fact sheet.

Securities and Exchange Commission

May 29, 2015

2.                                      The Staff notes that the Fund has a policy not to concentrate more than 25% of its net assets in any single industry.  However, a review of the Semi-Annual Report for the Fund indicates that it holds approximately 17% in financial equities and approximately 18% in the preferred stock of financial companies.  Please confirm supplementally that the Fund is in compliance with its industry concentration policy with regard to its investments in the financial industry.

The Trust confirms supplementally that the Fund is in compliance with its industry concentration policy with regard to its investments in the financial industry.  The Trust notes that real estate investment trusts (“REITs”) are included in the financial industry for financial reporting purposes in the Semi-Annual Report, however, REITs are not considered part of the financial industry for industry concentration purposes due to their real estate-related investments.  When REITs are excluded from the calculation, the financial industry (both common stock and preferred stock) represents approximately 22% of the net assets of the Fund.

3.                                      The Staff notes that the fact sheet for the Fund dated March 31, 2015 lists “Fees Gross/Net” which could be construed to mean that the Fund has a fee waiver.  Please consider revising the fact sheet to more clearly indicate that the fee structure for the Fund does not include a fee waiver.

The Trust notes that Rule 482 and Rule 156 under the Securities Act of 1933 and Rule 34b-1 under the Investment Company Act of 1940 provide the rules concerning sales literature for registered investment companies.  While these rules generally require that the sales literature of a registered investment company not be misleading, they do not specifically prescribe how the fees for a registered investment company be presented in such sales material.  The Trust confirms supplementally that it believes the presentation of the Fund’s fees on the fact sheet is not misleading, particularly with reference to the additional information provided by the footnote to the “Fees Gross/Net” item, which states that the “Net Expense Ratio includes management fees, distribution and/or service (12b-1) fees, and other expenses, but does not include other indirect expenses such as Acquired Fund Fees and Expenses (AFFEs), leverage interest, and brokerage commissions.”  Therefore, the Trust respectfully declines the Staff’s comment.

*                                         *                                         *                                         *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis

Name: Eric W. Falkeis

Title:  Principal Executive Officer

cc:                                Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC

K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

May 29, 2015

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                          Direxion Funds

-Direxion Hilton Tactical Income Fund

File Nos. 333-28697; 811-08243

Post-Effective Amendment No. 160

Ladies and Gentlemen:

                                                We have acted as counsel to Direxion Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 160 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

                                                Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP